SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

The Wiser Oil Company

(Name of Subject Company)

The Wiser Oil Company

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

977284108

(CUSIP Number of Class of Securities)

George K. Hickox, Jr.

Chief Executive Officer

The Wiser Oil Company

8115 Preston Road, Suite 400

Dallas, Texas 75225

(214) 265-0080

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Van Oliver	Joe Dannenmaier
Vice President and General Counsel	Ann Marie Cowdrey
The Wiser Oil Company	Thompson & Knight LLP
8115 Preston Road, Suite 400	1700 Pacific Avenue, Suite 3300
Dallas, Texas 75225	Dallas, Texas 75201
(214) 265-0080	(214) 969-1700

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.